As filed with the SEC on August 16, 2016

1933 ACT REGISTRATION FILE NO. 333-209400

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

VICTORY VARIABLE INSURANCE FUNDS

(Exact Name of Registrant as Specified in Charter)

4900 Tiedeman Road, 4th Floor

Brooklyn, Ohio 44144

(Address of Principal Executive Office)

(877) 660-4400 (Area Code and Telephone Number)

Copy to:

Christopher K. Dyer Victory Variable Insurance Funds 4900 Tiedeman Road, 4th Floor Brooklyn, Ohio 44144	Jay G. Baris Morrison & Foerster LLP 250 West 55th Street New York, New York 10019-9601

No filing fee is due because an indefinite number of shares has been registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

It is proposed that this filing become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

VICTORY VARIABLE INSURANCE FUNDS

This Post-Effective Amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.

(2)  Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Registration Statement on Form N-14 (File No. 333-209400), filed on March 17, 2016 as Pre-Effective Amendment No. 1 thereto.

This Post-Effective Amendment is being filed solely to file (a) the tax opinion as Exhibit No. 12 to the Registration Statement on Form N-14 and  (b) Powers of Attorney for two new Trustees.

VICTORY VARIABLE INSURANCE FUNDS

Part C. Other Information

Item 15. Indemnification

The response to this item is incorporated by reference to the response to Item 30 of Part C of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A filed electronically on April 15, 2015, accession number 0001104659-15-027673.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 16.	EXHIBITS.

1.	(a)(1) Amended and Restated Certificate of Trust, dated October 8, 1998 and filed as of October 15, 1998. (1)
(a)(2) Amended and Restated Trust Instrument as of October 15, 1998. (1)
2.	Bylaws, Amended and Restated as of August 26, 2009.(3)
3.	None.
4.	Agreement and Plan of Reorganization is incorporated by reference to Exhibit A to the Prospectus/Proxy Statement filed as Part A of this Registration Statement on Form N-14 (6)
5.

The rights of holders of the securities being registered are set out in Articles II, VII, IX and X of the Trust Instrument referenced in Exhibit (a)(2) above and in Article IV of the Bylaws referenced in Exhibit (2) above.

6.	(a) Form of Investment Advisory Agreement between Registrant and Victory Capital Management Inc.(6)
(b) Form of Advisory Agreement between Victory Capital Management Inc. and Park Avenue Institutional Advisers LLC. (6)
7.	(a) Distribution Agreement dated August 1, 2013 between Registrant and Victory Capital Advisers, Inc.(4)
(b) Schedule I to the Distribution Agreement, as of February 17, 2016.(6) (c) Rule 18f-3 Multi-Class Plan (6)
8.	None.
9.	(a) Master Custodian Agreement with State Street Bank and Trust (5)
(b) Form of Novation Agreement relating to Master Custodian Agreement with State Street Bank and Trust (6)
10.	None.
11.	(a) Opinion of Morris Nichols Arsht & Tunnell LLP regarding legality of issuance of shares (6).
(b) Opinion and consent of Morrison & Foerster LLP regarding legality of issuance of shares (6).
12.	Opinion of Morrison & Foerster LLP regarding tax matters (filed herewith).
13.	Expense Limitation Agreement between Registrant and Victory Capital Management Inc. (6)

14.	Consent of Independent Registered Public Accounting Firm (6).
15.	None.
16.

(a) Powers of Attorney of Leigh A. Wilson, Nigel D. T. Andrews, David Brooks Adcock, E. Lee Beard, David C. Brown, David L. Meyer and Sally M. Dungan(5)
(b) Powers of Attorney of Gloria S. Nelund and Dennis M. Bushe (filed herewith)

17.	(a) Form of Proxy Card (6).

(1)

Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s registration statement on Form N-1A (the “Registration Statement”), filed electronically with the Securities and Exchange Commission (the “SEC”) on May 10, 1999, accession number 0000950152-99-004179.

(2)	Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement, filed electronically with the SEC on April 15, 2013, accession number 0001104659-13-029369.
(3)	Incorporated by reference to Post-Effective Amendment No. 25 to the Registration Statement, filed electronically with the SEC on February 13, 2014, accession number 0001104659-14-009787
(4)	Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement, filed electronically with the SEC on April 15, 2015, accession number 0001104659-15-027673.
(5)

Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement of RS Variable Products Trust, filed electronically with the SEC on May 9, 2007, accession number 0001104659-07-037671.

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A filed electronically on March 17, 2016, accession number 0001104659-16-105884

ITEM 17. UNDERTAKINGS.

(1)                   The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)                   The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 16th day of August, 2016.

VICTORY VARIABLE INSURANCE FUNDS
(Registrant)

By:	/s/ Christopher K. Dyer
Christopher K. Dyer, President (Principal Executive Officer)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the date stated above.

	/s/ Christopher K. Dyer	President (Principal Executive Officer)
Christopher K. Dyer

	/s/ Christopher E. Sabato	Treasurer (Principal Accounting Officer, and Principal Financial Officer)
Christopher E. Sabato

	*	Chairman of the Board and Trustee
Leigh A. Wilson

	*	Trustee
David Brooks Adcock

	*	Trustee
Nigel D.T. Andrews

	*	Trustee
David C. Brown

	*	Trustee
E. Lee Beard

	*	Trustee
Dennis M. Bushe

	*	Trustee
Sally M. Dungan

	*	Trustee
John L. Kelly

	*	Trustee
David L. Meyer

	*	Trustee
Gloria S. Nelund

*By:	/s/ Jay G. Baris
Jay G. Baris
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(12)	Opinion of Morrison & Foerster LLP regarding tax matters.

(16)(b)	Powers of Attorney of Gloria S. Nelund and Dennis M. Bushe.